

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 7, 2008

<u>Via U.S. Mail and Facsimile</u>

Ken Dean
Chief Financial Officer
Alumina Limited
Level 12, IBM Centre
60 City Road
Southbank, Victoria 3006, Australia
Fax: 011-613-86992699

> **Re: Alumina Limited**
> **Form 20-F**
> **Filed May 23, 2008**
> **File No. 1-10375**

Dear Mr. Dean,

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                Sincerely,

                H. Roger Schwall
                Assistant Director

cc: Sean Donahue
   Mike Karney